Exhibit 99.1

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UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 -PWB
:
Debtor	:
:
:
CDC CORPORATION,	:
:
Movant,	:
	:	CONTESTED MATTER
v.	:
:
THE PARTIES SET FORTH ON SCHEDULE	:
“A” ATTACHED HERETO,	:
:
Respondents.	:
:

DEBTOR’S MOTION TO ESTABLISH RESERVE AMOUNTS

WITH RESPECT TO CERTAIN DISPUTED CLAIMS

UNDER CONFIRMED JOINT PLAN OF REORGANIZATION

COMES NOW CDC Corporation, debtor and debtor-in-possession in the above-captioned chapter 11 case (the “Debtor” or “CDC”), and files the “Debtor’s Motion to Establish Reserve Amounts with respect to Certain Disputed Claims Under Confirmed Joint Plan of Reorganization” (the “Motion”). In support of this Motion, Debtor shows the Court as follows:

JURISDICTION

1. This Court has jurisdiction to consider this Motion under 28 U.S.C. §§ 157 and 1334. This matter is a core proceeding pursuant to 28 U.S.C. §157(b). Venue is proper in this Court pursuant to 28 U.S.C. §§ 1408 and 1409.

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BACKGROUND

2. This case was commenced on October 4, 2011, by voluntary petition filed by CDC Corporation. During the course of the administration of the Chapter 11 Case, the Debtor sold its majority equity interest in CDC Software Corporation. The proceeds of that sale are proposed for use in the further liquidation of Debtor’s assets, payment of all creditors in full, and payment of distributions to equity holders of the Debtor.

3. On July 3, 2012, the Debtor and the Official Committee of Equity Security Holders of CDC Corporation (the “Equity Committee”) filed the “First Amended Joint Plan of Reorganization for CDC Corporation” (the “Plan”; Docket No. 475).1

4. On August 29, 2012, the Debtor and the Equity Committee filed the “Second Amended Joint Plan of Reorganization for CDC Corporation” (the “Amended Plan”; Docket No. 542) to make certain modifications to the Plan and to address certain matters raised in objections to confirmation.

5. By Order entered September 6, 2012 (the “Confirmation Order”; Docket No. 551), the Court confirmed the Plan, as modified by the Amended Plan. Pursuant to section 1127 of the Bankruptcy Code, the Plan, as modified by the Amended Plan, becomes the “Plan” in the Chapter 11 Case and is referred to herein as same.

6. In accordance with the provisions of the Plan, a Liquidation Trust is to be formed and substantially all of Debtor’s assets will be transferred to the trust. At its formation, equity interests in the Debtor will be exchanged into beneficial interests in the Liquidation Trust. Before any of the Debtor’s assets are transferred to the trust and any subsequent distribution can be made to the owners of beneficial interests in the Liquidation Trust (i.e., equity security holders), certain reserves must be established.

[1]	Capitalized terms not otherwise defined herein shall have the meanings ascribed in the Plan.

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7. Section 8.2 of the Plan requires the maintenance of distribution reserves for disputed claims in the filed amount of those claims, plus interest, unless a different reserve amount is ordered by the Court or agreed to by the parties. Pursuant to Paragraph MM of the Confirmation Order, no distribution can be made to holders of Equity Interests or holders of Beneficial Interests in the Liquidation Trust unless and until appropriate reserves are established in accordance with Section 8.2 of the Plan.

8. Pursuant to Section 10.1 of the Plan, the Claims Objection Deadline (the last day for filing objections to Claims) shall be six months after the Effective Date.

9. Under the “Order Granting Motion for Authority to make Payment to Claimants from Sale Proceeds and for Approval Under Rule 9019(a) of the Federal Rules of Bankruptcy Procedure of the Manner of Notice with Respect to Settlements and/or Disposition of Claims” entered on April 11, 2012 (the “Claims Procedures Order”; Docket No. 312), the Debtor has authority to settle and pay claims after complying with an approved notice procedure. Nothing in this Motion is intended to restrict Debtor from settling and paying claims in accordance with the Claims Procedures Order.

RELIEF REQUESTED

10. By this Motion, Debtor requests that the Court enter an order or orders establishing reserve amounts for certain disputed claims.2

11. Schedule A, attached hereto and incorporated herein by reference, lists those claims which are currently Disputed Claims under the terms of the Plan, excluding the Disputed Claims listed in footnote 2 hereof.3

[2]

Debtor has filed or will file separate motions to establish reserves for the Disputed Claims of Rajan Vaz, Evolution Capital Management, LLC, CDC Software Corporation, Asia Pacific Online Limited, Peter Yip, Donald L. Novajosky, Monish Bahl, Wong Chung Kiu, Fred Wang, Raymond Ch’ien, Simon Wong, and Thomas M, Britt, III.

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12. For each Disputed Claim listed on the attached Schedule A, Debtor has proposed a reserve amount (“Reserve Amount”) to be established under the terms of the Plan, subject to the objection procedures proposed herein.

13. Those Disputed Claims listed on Schedule A as “Stock Claim” have a proposed Reserve Amount of zero, as the Debtor asserts such claims are not valid claims but rather stock obligations and no claims reserve should be established therefor. With respect to the claim of Broad Crossing, Inc. included on Schedule A, the Debtor asserts that such claim is an obligation one of Debtor’s indirect subsidiaries, Software Galleria, Inc., and as such, it is not an obligation of the Debtor and no reserve is proposed therefor. Finally, for those claims on Schedule A for which a proposed reserve amount is established other than zero, the Debtor asserts that the amount proposed is an amount that is more than sufficient to pay the respective claim, plus interest, in accordance with the terms of the Plan.

14.	By this Motion, the Debtor requests that the Court:

A.	Order that any creditor listed on the attached Schedule A as holding a Disputed Claim who objects to the Reserve Amount proposed by the Debtor file an objection to the proposed reserve containing a statement of the amount the creditor asserts should be established as the appropriate.

B.	Order that, in the event no timely objection is filed and prosecuted as to the Reserve Amount listed for a particular claim on Schedule A, the Debtor, the Proponents, the Liquidating Trustee, and the Disbursing Agent are entitled to rely upon the Reserve Amount set forth on Schedule A in funding the Reserve for the Effective Date Available Cash under the Plan for the non-

[3]	The listed claims are “Disputed Claims” as defined in the Plan because contested matters in the form of objections to the claims listed as disputed are reasonably likely to be asserted.

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objecting creditor and that the failure of any creditor to object in accordance with the foregoing procedures be deemed an acknowledgment that the Reserve Amount proposed by the Debtor is an appropriate reserve amount under the Plan.

C.	Order that, upon timely objection to a proposed Reserve Amount, a hearing will be scheduled to determine the appropriate reserve under the Plan.

D.	Rule that any Order approving the procedures proposed herein shall not prevent the Debtor, the Proponents, the Liquidating Trustee, and the Disbursing Agent from paying undisputed or settled claims under the terms of the Plan or in accordance with the Claims Procedures Order.

BASIS FOR RELIEF REQUESTED

15. Debtor submits that the relief requested in this Motion is an appropriate and necessary exercise of this Court’s authority under the circumstances. The Court’s equitable powers, codified in Section 105 of the Bankruptcy Code, permit it to “issue any order, process, or judgment that is necessary or appropriate to carry out the provisions of this title.” 11 U.S.C. § 105. Similarly, Section 1142 of the Bankruptcy Code provides that the Court may direct that a party perform any act that is necessary for the consummation of the Plan. In the absence of an Order approving procedures for the establishment of Reserve Amounts for disputed claims as set forth herein, consummation of the Plan will be needlessly delayed.

WHEREFORE, Debtor respectfully requests that the Court:

(A) Grant the Motion in all respects; and

(B) Grant to Debtor such other and further relief as is just and proper.

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Dated: September 25, 2012.
Atlanta, Georgia	LAMBERTH, CIFELLI, STOKES,
ELLIS & NASON, P.A.
Attorneys for the Debtor

By: /s/ William D. Matthews
James C. Cifelli
Georgia Bar No. 125750
jcifelli@lcsenlaw.com
Gregory D. Ellis
Georgia Bar No. 245310
GEllis@lcsenlaw.com
3343 Peachtree Road NE, Suite 550	William D. Matthews
Atlanta, GA 30326	Georgia Bar No. 470865
(404) 262-7373/(404)262-9911 (fax)	WDM@lcsenlaw.com

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Schedule “A” follows

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SCHEDULE A

LIST OF DISPUTED CLAIMS AS OF SEPTEMBER 25, 2012 AND PROPOSED RESERVE AMOUNTS

Claim No.	Date	Claimant	Filed Amount	Proposed Reserve Amount*	Notes
1	10/12/2011	CDW	$1,332.88	$2,000.00	Disputed
2	10/14/2011	EMC CORPORATION	$3,541.38	$5,000.00	Disputed
3	10/27/2011	PAUL E GREGORY & TERRY GREGORY JT TEN	$42.00	$0.00	Disputed (Stock Claim)
4	11/03/2011	RYAN R KING	Unliquidated	$0.00	Disputed (Stock Claim)
5	11/14/2011	BRONISLAW CUPRYS	$13,375.00	$0.00	Disputed (Stock Claim)
6	11/04/2011	WLADYSLAWA CUPRYS	$13,375.00	$0.00	Disputed (Stock Claim)
Amended 6	03/19/2012	WLADYSLAWA CUPRYS	$13,375.00	$0.00	Disputed (Stock Claim)
9	11/07/2011	JOHN R HALLING & CAROLINE L HALLING JT TEN	$305.00	$0.00	Disputed (Stock Claim)
10	11/07/2011	CAROLINE L HALLING	$1,936.75	$0.00	Disputed (Stock Claim)
11	11/14/2011	ROBERT DONOHOE & DOROTHY DONOHOE	$14,400.00	$0.00	Disputed (Stock Claim)
12	11/21/2011	HILDA DETWEILER	$3,000.00	$0.00	Disputed (Stock Claim)
13	11/28/2011	CHARLES A GENEROSE & LILLIAN M GENEROSE JT TEN	$1,322.00	$0.00	Disputed (Stock Claim)
15	12/02/2011	CELIA Y CHEAH	Unliquidated	$0.00	Disputed (Stock Claim)
16	12/06/2011	ROSINA M GENEROSE	$2,250.00	$0.00	Disputed (Stock Claim)
18	01/03/2012	KIT LIN SONG & GIN S YEE JT TEN	$3,500.00	$0.00	Disputed (Stock Claim)
19	01/18/2012	SUZANNE D KILLEEN	Unliquidated	$0.00	Disputed (Stock Claim)
22	03/22/2012	BRONISLAW CUPRYS	$13,375.00	$0.00	Disputed (Stock Claim)
28	04/23/2012	BROAD CROSSING, INC.	$123,443.00	$0.00	Disputed

		Total estimated reserve amounts:		$7,000.00

*	By listing an estimated amount, the Proponents are not admitting the validity of any claim and reserve all rights to object to a claim.

A-1

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CERTIFICATE OF SERVICE

This is to certify that I have this day served a true and correct copy of the foregoing Motion upon all those parties listed below by electronic mail as shown:

David S. Weidenbaum

James H. Morawetz

Office of the United States Trustee

362 Richard B. Russell Building

75 Spring Street, S.W.

Atlanta, GA 30303

david.s.weidenbaum@usdoj.gov

jim.h.morawetz@usdoj.gov

Jeffrey W. Kelley

J. David Dantzler, Jr.

Stephen S. Roach

Troutman Sanders, LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, GA 30308-2216

jeffrey.kelley@troutmansanders.com

david.dantzler@troutmansanders.com

stephen.roach@troutmansanders.com

This 25th day of September, 2012.

/s/ William D. Matthews
William D. Matthews
Georgia Bar No. 470865
3343 Peachtree Road NE, Suite 550	WDM@lcsenlaw.com
Atlanta, GA 30326
(404) 262-7373
(404) 262-9911 (facsimile)